SCHEDULE 13G                                                        Page 1 of 4
     (12/31/97)

SUCCESSORIES, INC.
COMMON STOCK
CUSIP # 864591102


CUSIP #864591102                                                     Page 2 of 4

Item 1:           REPORTING PERSON
                  Corbin & Company    (Tax ID:   75-2421966)

Item 4:           CITIZENSHIP
                  A Texas Corporation

Item 5:           SOLE VOTING POWER
                  None              (See Note 1)

Item 6:           SHARED VOTING POWER
                  532,000           (See Note 1)

Item 7:           SOLE DISPOSITIVE POWER
                  None              (See Note 1)




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Item 8:           SHARED DISPOSITIVE POWER
                  532,000           (See Note 1)

Item 9:           AGGREGATE AMOUNT BENEFICIALLY OWNED
                  532,000

Item 11:          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  7.9%

Item 12:          TYPE OF REPORTING PERSON
                  IA


CUSIP # 864591102                                                    Page 3 of 4

Item 1(a).        NAME OF ISSUER:

                  SUCCESSORIES, INC.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2520 Diehl Road
                  Aurora, IL   60504

Item 2(a).        NAME OF PERSON FILING:

                  Corbin & Company

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  6300 Ridglea Place, Suite 1111
                  Fort Worth, TX   76116

Item 2(c).        CITIZENSHIP:

                  A Texas Corporation

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

Item 2(e).        CUSIP NUMBER:

                  864591102



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Item 3. This statement is filed  pursuant to Rule 13d-1(b) or 13d-2(b),  and the person filing is an investment advisor registered under section 203 of the Investment Advisers Act of 1940.


Item 4.           OWNERSHIP AS OF DECEMBER 31, 1997.

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           532,000 shares

                  (b)      PERCENT OF CLASS:

                           7.9%

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                                            None             (See Note 1)

                           (ii)       SHARED POWER TO VOTE OR TO DIRECT THE
VOTE:
                                    532,000                   (See Note 1)

                           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                                    None                      (See Note 1)

                           (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                                    532,000                   (See Note 1)

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON.

                  All of the securities reported in this schedule are held on behalf of Corbin & Company's advisory clients, all of whom have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, but no single client, to the best knowledge of Corbin & Company, holds more than five percent of the common stock of Successories, Inc.



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CUSIP # 864591102                                                   Page 4 of 4


Item 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH                      ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT                     HOLDING COMPANY.

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10.          CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
(Note 1). All securities reported on this schedule are owned by Corbin & Company, an investment advisor registered under section 203 of the Investment Advisers
Act of 1940, as agent for its investment advisory clients. Both the power to vote or direct the voting of such securities, and the power to dispose of or direct the disposition of such securities, are shared by Corbin & Company and each respective advisory client, with regard to securities owned on the client's behalf.

                  SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  DATE:                     February 12, 1998

                  SIGNATURE:             /s/      Barbara E. Shields
                                         Vice President for Client Relations and
                                         Legal Affairs